Mail Stop 6010

April 16, 2008

Mr. Ronald L. Rubin
Vice President and Chief Financial Officer
2400 Northwest 55th Court
Ft. Lauderdale, Florida 33309

      Re: **Home Diagnostics, Incorporated.**
               Form 10-K for the year ended December 31, 2007
               Filed March 17, 2008
               File No. 001-33027

Dear Mr. Rubin:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Angela Crane
                            Accounting Branch Chief